SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

1 February 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 1 February 2012 re:  CHANGES TO BOARD

1 February 2012

LLOYDS BANKING GROUP: CHANGES TO BOARD

Lloyds Banking Group is pleased to announce the appointment of Sara Weller as a non-executive director.  Ms Weller will join the Board with effect from 1 February 2012 and will serve as a member of the Remuneration and the Risk Committees.

Commenting on Ms Weller's appointment, Sir Winfried Bischoff, Chairman, said: "We are delighted to welcome Sara to the Board and look forward to working with her.  Her career has been characterised by a strong advocacy of customers and of the application of new technology such as the internet, both of which directly support our strategy. In addition, her background in a range of retail and associated sectors will enhance the diversity of perspectives on our Board."

Sir Julian Horn-Smith has informed the Group of his intention to retire from the Board at the Annual General Meeting in May 2012 and will therefore not stand for re-election as a Director.

Sir Win said: "The Board and I would like to thank Julian for his valuable contribution to the Board over a period of many years in particular for his perspective to our deliberations on technology, marketing and how best to serve customers.  We wish him well for the future and shall miss his advice."

Truett Tate, Executive Director for Wholesale, has decided to retire from the Group at the Annual General Meeting in May 2012 and will therefore not seek re-election.  Sir Win said: "I would like to thank Truett for his significant contribution to the Group for over eight years in a number of senior roles.  He has been the quintessential client advocate as well as a great ambassador for many of our corporate responsibility and charitable programmes.  I much enjoyed working with him and we wish him well for the future."

- END -

BIOGRAPHICAL DETAILS

Sara Weller
Between 2004 and 2011, Sara was Managing Director of Argos, the second biggest internet retailer in the UK.  From January 2000 and April 2004, she was Marketing Director for Sainsbury's Supermarkets, before being promoted to the position of Deputy Managing Director and serving on the Board of J Sainsbury plc from January 2003 to end March 2004.  She was Retail Marketing Director for Abbey National from December 1996 to December 1999 and worked for Mars Confectionery from September 1983 to December 1996, rising to European Franchise Manager.  She was a non executive director of Mitchells & Butler from April 2003 to January 2010, serving as Chairman of its Remuneration Committee throughout her time on the board.  She was also the Senior Independent Director from 2003-2006.

Sir Julian Horn-Smith
Sir Julian has been a member of the Board since 2005.  From 1984 to 2006, he held a number of appointments in Vodafone.  He was appointed to the Board of Vodafone in 1996, served as Group Chief Operating Officer from 2001 and Deputy Chief Executive Officer from 2005.  Prior to that, he held positions in Philips (1978 to 1982) and Mars GB (1982 to 1984).  He is a non-executive director of Acer Incorporated (Taiwan), De La Rue, Digicel Group and Emobile (Japan), a director of Sky Malta, a member of the Altimo International Advisory Board and a senior adviser to UBS and CVC Capital Partners in relation to the global telecommunications sector.  He is also Deputy Chairman of BUMI plc, Pro Chancellor of University of Bath and a former Chairman of The Sage Group.

Truett Tate
Truett joined the Group in August 2003 as Managing Director, Corporate Banking before being appointed to the Board in 2004.  He served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe.  He was President and Chief Executive Officer of eCharge Corporation from 1999 to 2001 and co-founder and Vice Chairman of the Board of Chase Cost Management Inc from 1996 to 2003.  He is currently a non-executive director of BritishAmerican Business Inc., Towergate PartnershipCo Limited and AFME.  Chairman of Arora Holdings.

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 1 February 2012